

December 29, 2010

Mark Cola
President
Framewaves, Inc.
41B Bisbee Court, Unit B4
Santa Fe, New Mexico 87508

> **Re: Framewaves, Inc.**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed December 20, 2010**
> **Amendment No.1 to Current Report on Form 8-K**
> **Filed November 5, 2010**
> **File No. 033-02783-S**

Dear Mr. Cola:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis or Plan of Operations, page 17

1. We note your response to comment four of our comment letter dated November 22, 2010. We also note that on page 2 you state that you have a number of ongoing contracts with both the military and private industry. Please provide disclosure regarding the material terms of your ongoing contracts, including revenues you hope to generate in the future based on these contracts. With respect to future revenues based on existing contracts, provide information about the expected timing of such revenues and any uncertainties surrounding your ability to generate these revenues.

Form 8-K/Amendment No. 1, dated November 5, 2010
Exhibit 99.1
B6 Sigma, Inc.
Audited Financial Statements for February 28, 2010
6. Subsequent Events
Asset Purchase Agreement, page 9

2. We note the status of your research regarding Staff comment and we reiterate comments 9, 10 and 11 of our letter dated November 22, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Brandon Hill, attorney-advisor, at (202) 551-3268, John Harrington, attorney-advisor, at (202) 551-3458 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Fax: Mark Cola
      (505) 424-3174